EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine months ended September 30,	2008	2007

	(dollars are in millions)

(Loss) income from continuing operations	$(1,446)	$(282)
Income tax expense	(683)	239

Income from continuing operations before income tax expense	(2,129)	(43)

Fixed charges:
Interest expense	4,990	5,955
Interest portion of rentals(1)	29	39

Total fixed charges	5,019	5,994

Total earnings from continuing operations as defined	$2,890	$5,951

Ratio of earnings to fixed charges	.58	.99
Preferred stock dividends(2)	43	44
Ratio of earnings to combined fixed charges and preferred stock dividends	.57	.99

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.